Notice to ASX/LSE 18 October 2022 Rio Tinto modernises joint venture to develop Rhodes Ridge iron ore project Rio Tinto (50 per cent) and Wright Prospecting Pty Ltd (50 per cent) have agreed to modernise the joint venture covering the Rhodes Ridge project in the East Pilbara in Western Australia, home to one of the world’s largest and highest quality undeveloped iron ore deposits. The binding joint venture updates an existing agreement between the two parties dating back to 1972 and now provides a pathway for the development of the Rhodes Ridge deposits utilising Rio Tinto’s rail, port and power infrastructure. The participants have commenced an Order of Magnitude study, conducted by Rio Tinto, which will consider the development of an operation before the end of the decade with initial plant capacity of up to 40 million tonnes annually, subject to the receipt of relevant approvals. Rhodes Ridge contains 5.8 billion tonnes of high grade Mineral Resources at an average grade of 62.3% Fe. The project’s total resource, 6.7 billion tonnes at an average grade of 61.6% Fe, represents approximately one-third of Rio Tinto’s existing Resource base in the Pilbara.1 A resource drilling program is currently underway to support future project studies. Rio Tinto Iron Ore Chief Executive Simon Trott, said “Rhodes Ridge contains one of the biggest and best undeveloped iron ore deposits on the planet with proximate access to existing infrastructure. We are very excited we have been able to strengthen our relationship with Wright Prospecting and have a pathway to bring this high quality resource to market. “With its significant resource base, the Rhodes Ridge project has the potential to underpin production of the Pilbara Blend in the decades ahead. “We are committed to working closely with the Traditional Owners, the Nyiyaparli and Ngarlawangga People, to ensure sites of significant cultural, environmental, and biodiversity value are protected as part of any future development at Rhodes Ridge. Consistent with our revised approach for new operations, a co- management approach to any future mining activity will be developed in partnership with Traditional Owners.” A spokesperson for Wright Prospecting, said “We are delighted to have reached this important milestone for the Rhodes Ridge project. We look forward to partnering with Rio Tinto to develop this asset with a world- leading focus on climate, biodiversity and heritage.” The joint venture will utilise Rio Tinto’s existing rail, port and power infrastructure, including the planned installment of 1 gigawatt of renewable power assets in the Pilbara. 1 The Mineral Resource estimates for the Rhodes Ridge JV were reported in Rio Tinto’s 2020 Annual Report released to the ASX on 22 February 2021 (and form part of the Pilbara Mineral Resource estimates reported in Rio Tinto’s 2021 Annual Report released to the ASX on 24 February 2022) which are available at Annual Report (riotinto.com). The Competent Persons responsible for reporting these Mineral Resource estimates were Mr P Savory, who is a Fellow of The Australasian Institute of Mining and Metallurgy, and Ms N Brajkovich and Mr C Kyngdon, who are Members of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from when they were reported. Mineral Resources are quoted in this release on a 100 per cent basis, as dry in-situ tonnes. EXHIBIT 99.12

Notice to ASX/LSE Page 2 of 3 Notes to editors The Rhodes Ridge project is located 40 kilometres north-west of Newman.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com